F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

November 2, 2005

VIA EDGAR & COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Attention: Filing Desk

Dear Sirs/Mesdames:

Re:  Comtrix, Inc.
Form SB-2 Registration Statement

On behalf of Comtrix, Inc., we enclose for filing a complete copy of the Registration Statement on Form SB-2, including Exhibits.

The filing fee of US$2.53 should be taken out of Fraser and Company's account (CIK Number 0001137070).

If you have any questions, please call the writer at (604) 669-5244.

Yours truly,
FRASER and COMPANY

Per:

Ailin Wan

dlm

encs

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: securities@fraserlaw.com